Exhibit 12.1
     For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pretax income from continuing operations less undistributed earnings from unconsolidated affiliates (net of dividends) plus amortization of capitalized interest and fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest. The following table sets forth Nabors’ ratio of earnings to fixed charges for each of the periods indicated:
NABORS INDUSTRIES LTD. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

				For the Six Months
	Year Ended December 31,			Ended June 30,
	2005	2004	2003	2006	2005
Income before income taxes	$873,950	$335,838	$174,623	$722,090	$342,952
Less earnings from affiliates, net of dividends	(2,600)	(2,057)	(919)	(11,336)	(5,707)
Add amortization of capitalized interest	1,267	1,017	896	754	553
Add fixed charges as adjusted (from below)	47,867	51,389	74,107	21,852	23,576

Earnings	$920,484	$386,187	$248,707	$733,360	$361,374

Fixed charges:
Interest expense:
Interest on indebtedness	$19,084	$23,055	$39,585	$15,230	$9,327
Capitalized	4,173	1,887	903	4,286	1,743
Amortization of debt related costs (1)	25,763	25,452	31,155	4,993	12,743
Interest portion of rental expense	3,020	2,882	3,367	1,629	1,506

Fixed charges before adjustments	52,040	53,276	75,010	26,138	25,319
Less capitalized interest	(4,173)	(1,887)	(903)	(4,286)	(1,743)

Fixed charges as adjusted	$47,867	$51,389	$74,107	$21,852	$23,576

Ratio (earnings divided by fixed charges before adjustments)	17.69	7.25	3.32	28.06	14.27

(1)	Includes deferred financing, discount and premium amortization.